September 28, 2018

Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics PLC
60 Jubilee Avenue, Milton Park
Abingdon, Oxfordshire OX14 4RX
United Kingdom

       Re: Adaptimmune Therapeutics PLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 15, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-37368

Dear Mr. Rawcliffe:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(f) New Accounting Pronouncements
Adopted in the Period
Revenue from Contracts with Customers, page 12

1. Please describe and quantify for us the development, transition and commercialization
 Adrian Rawcliffe
Adaptimmune Therapeutics PLC
September 28, 2018
Page 2
         milestones under the GSK collaboration not received as of June 30, 2018. Separately identify those that you have included partially or fully in transaction price and your rationale for inclusion.
2. Please quantify for us the estimated future development periods at June 30, 2018 for the
         NY-ESO SPEAR T-cell program and the PRAME program.
3. In your application of ASC 606 to the contract modification and amendment dated
         September 7, 2017, please provide us an analysis of your accounting treatment and how it complies with ASC 606-10-25-10 to 13.
4. Please address the followingwith respect to the GSK Collaboration and License
         Agreement:
           As disclosed on page 15, you allocated $39.59 million of the transaction price to the exclusive license but made no allocation to the option exercise. As disclosed on page
            10, however, you allocated $39.8 million to the option exercise but made no allocation to the exclusive license. Explain to us these apparent inconsistencies.
           On page 25, you state that recognition of revenue associated with the exclusive license occurs upon "transition of the NY-ESO SPEAR T-cell program," which appears to have occurred on July 23, 2018. In this regard, you state that $39.6 million of revenue associated with the exclusive license will be recognized in the third quarter of 2018.
            On page 20, however, you also state that "certain transition activities remain ongoing and are subject to further amendment to the GSK Collaboration." Explain to us more specifically your basis for recognizing these revenues in the third quarter of 2018 when this program does not appear to have been fully transitioned to GSK.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Frank Wyman at 202-551-3660 with any questions.



FirstName LastNameAdrian Rawcliffe                            Sincerely,
Comapany NameAdaptimmune Therapeutics PLC
                                                              Division of
Corporation Finance
September 28, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName